UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on February 21, 2024: Euroseas Ltd. Reports Results for the Year and Quarter Ended December 31, 2023 and increases dividend by 20% to $0.60 per share.

This Report on Form 6-K (which includes Exhibit 1), except for the paragraph in Exhibit 1 beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the next four succeeding paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268708) filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 7, 2022 and the Company’s Registration Statement on Form F-3 (File No. 333-269066) filed with the Commission on December 29, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: February 21, 2024	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Reports Results for the Year and Quarter Ended December 31, 2023 and increases dividend by 20% to $0.60 per share

Maroussi, Athens, Greece – February 21, 2024 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, reported the following results for the three-month period and full year ended December 31, 2023.

Fourth Quarter 2023 Financial Highlights:

•

Total net revenues of $49.1 million. Net income of $24.7 million or $3.58 and $3.56 earnings per share basic and diluted, respectively. Adjusted net income1 for the period was $25.0 million or $3.62 and $3.61 per share basic and diluted.

•

An average of 19.0 vessels were owned and operated during the fourth quarter of 2023 earning an average time charter equivalent rate of $29,266 per day.

•

Declared a quarterly dividend of $0.60 per share for the fourth quarter of 2023 payable on or about March 15, 2024 to shareholders of record on March 8, 2024 as part of the Company’s common stock dividend plan.

•

As of February 21, 2024, the Company has repurchased 400,705 of our common stock in the open market, representing about 5.5% of the outstanding shares, for a total of about $8.2 million, under the share repurchase plan of up to $20 million announced in May 2022.

Full Year 2023 Highlights:

•

Total net revenues of $189.4 million. Net income of $114.5 million or $16.53 and $16.52 earnings per share basic and diluted, respectively. Adjusted net income1 for the period was $103.9 million or $14.99 and $14.98 per share basic and diluted, respectively.

•

Adjusted EBITDA1 was $123.6 million.

•

An average of 18.25 vessels were owned and operated during 2023, earning an average time charter equivalent rate of $29,714 per day.

Recent developments

On February 6, 2024, the Company took delivery of M/V Tender Soul, an Eco EEDI Phase 3, 2,800 teu feeder containership newbuilding from Hyundai Mipo Dockyard Co. in South Korea. The vessel is equipped with a Tier III engine and other sustainability linked features including installation of AMP (alternative maritime power). The vessel is financed via a sale and leaseback agreement with a Japanese owner and leasing house. Following its delivery, M/V Tender Soul commenced an eight to ten months charter at a rate of $17,000/day.

1 Adjusted EBITDA, Adjusted net income and Adjusted earnings per share are not recognized measurements under U.S. GAAP (GAAP) and should not be used in isolation or as a substitute for Euroseas financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Aristides Pittas, Chairman and CEO of Euroseas commented:

“Containership markets have staged an unexpected comeback over the last two months or so with one year charter rates increasing by approximately 35% from the lowest levels reached in December 2023. This recovery appears to be primarily due to the disturbances of the trade pattern by the attacks on vessels in the Red Sea resulting in longer travel routes as vessels avoid the Red Sea and Suez Canal.

“Clearly, the extent to which such attacks on shipping continue will shape the near term development of charter rates. Certain of our vessels benefited from this better rate environment in their charter renewals and we expect that the next four of our newbuildings which are being delivered over the next four to five months will benefit too.  Beyond such dislocations, the challenge of the containership sector remains the absorption of the still high orderbook which, however, has started declining. In parallel, demand for containerized trade and, consequently, demand for vessel capacity, remains the main driver of the market. This is, of course, a function of the worldwide economic growth but also of trade growth within intra-regional markets which predominantly provide employment for ships in our size segments.

“It should be noted that our segments, feederships and intermediate size vessels, face a much smaller orderbook than the overall fleet and have an older age profile with about 25% of the feeder vessels being older than 20 years of age. Because of the latter, quite a number of vessels are likely to be affected by the greenhouse gas emissions regulations and be forced to run at slower speeds or even be removed from service. However, as we stated previously, although the size of the feeder fleet could decline and, possibly, result in positive demand over supply balance for the sub-segment, the overall state of the markets will likely be set by the large orderbook of the intermediate and large containership sectors.

“In any event, we feel that our profitability is sufficiently protected in 2024 by the contracted revenue backlog of more than $350 million we have developed. We also have significant revenues booked for 2025 having covered more than 25% of our operating days at highly profitable levels. And liquidity-wise, we have built a significant buffer of almost $60 million of unrestricted cash which we expect to further increase during 2024 over and above the equity requirements for our remaining newbuilding program, which we will fund organically, the payment of our increased dividend and our on-going share repurchasing program.

“Our Board decided to increase our quarterly dividend by 20%, to $0.60 per share, to continue providing a meaningful yield to our shareholders even after the significant increase of our share price over the last two months. We will continue to ensure that we properly reward our shareholders via dividends and share repurchases but also by using our excess liquidity to capitalize on accretive investment opportunities when they appear.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “Our revenues for the fourth quarter of 2023 are increased by approximately 14% compared to the same period of 2022. This was the result of the increased average number of vessels owned and operated in the fourth quarter of 2023, compared to the corresponding period of 2022. The Company operated an average of 19.00 vessels, versus 18.00 vessels during the same period last year. Net revenues amounted to $49.1 million for the fourth quarter of 2023 compared to $42.9 million for the fourth quarter of 2022.

“Total daily vessel operating expenses, including management fees, general and administrative expenses, but excluding drydocking costs, were slightly lower during the fourth quarter of 2023 compared to the same quarter of last year.

“Adjusted EBITDA1 during the fourth quarter of 2023 was $32.4 million compared to $22.9 million achieved in the fourth quarter of last year, reaching $123.6 million versus $114.4 million in the respective twelve-month periods of 2023 and 2022.

“As of December 31, 2023, our outstanding bank debt (excluding the unamortized loan fees) was $131.0 million, versus restricted and unrestricted cash of approximately $64.3 million. As of the same date, our scheduled debt repayments over the next 12 months amounted to about $31.2 million (excluding the unamortized loan fees). Finally, I would like to highlight that as of the end of 2023, our balance sheet shows not an accumulated deficit any more but rather positive retained earnings of about $8.5 million, even after we have paid in 2022 and 2023 almost $24.8 million in dividends.”

Fourth Quarter 2023 Results:

 For the fourth quarter of 2023, the Company reported total net revenues of $49.1 million representing a 14.4% increase over total net revenues of $42.9 million during the fourth quarter of 2022, which was mainly the result of the increased average number of vessels operating in the fourth quarter of 2023 compared to the corresponding period of 2022. The Company reported a net income for the period of $24.7 million, as compared to a net income of $20.3 million for the fourth quarter of 2022. On average, 19.0 vessels were owned and operated during the fourth quarter of 2023 earning an average time charter equivalent rate of $29,266 per day compared to 18.0 vessels in the same period of 2022 earning on average $29,399 per day.

For the fourth quarter of 2023, voyage expenses amounted to $0.3 million as compared to voyage expenses of $1.6 million for the same period of 2022. The increased amount of 2022 is mainly attributable to bunkers consumption by one of our vessels (M/V “Akinada Bridge”) that had suffered unrepaired damages and was consequently sold for scrap.

Vessel operating expenses for the same period of 2023 amounted to $10.8 million as compared to $10.2 million for the same period of 2022. The increased amount is mainly due to the higher number of vessels owned and operated in the last three months of 2023 compared to the same period of 2022, in addition to the increased crewing costs for our vessels compared to the same period of 2022 as well as due to inflationary increases, resulting in higher prices being paid for all the categories of vessel supplies.

Vessel depreciation for the fourth quarter of 2023 increased to $6.0 million from $5.3 million in the fourth quarter of 2022, as a result of the increased number of vessels operated and the fact that the new-building vessels delivered in April and July 2023, have a higher average daily depreciation charge as a result of their higher acquisition price compared to the remaining vessels.

Related party management fees for the three months ended December 31, 2023 were $1.5 million compared to $1.3 million for the same period of 2022, as a result of the higher number of vessels in our fleet and the adjustment for inflation in the daily vessel management fee, effective from January 1, 2023, increasing it from 720 Euros to 775 Euros.

Drydocking expenses amounted to $2.3 million during the fourth quarter of 2023 comprising the cost of one vessel passing its special survey with drydock, another one passing its intermediate survey in water and a vessel entering into drydocking for its special survey that was completed in January 2024. For the same period of 2022 drydocking expenses amounted to $3.3 million comprising the cost of two vessels passing their special survey with drydock.

General and administrative expenses slightly decreased to $1.6 million in the fourth quarter of 2023, as compared to $1.7 million in the fourth quarter of 2022.

Finally, in the third quarter of 2023, we had other operating income of $1.1 million relating to loss of hire insurance for one of our vessels. Other operating income for the fourth quarter of 2022 relates to an “unrepaired damage” claim agreed with the hull and machinery underwriters and loss of hire insurance for one of our vessels.

Interest and other financing costs for the fourth quarter of 2023 amounted to $2.5 million, after deducting capitalized interest of $0.3 million charged to the cost of our newbuilding program, for a total interest and other financing cost of $2.8 million, compared to $1.6 million, after deducting capitalized interest of $0.4 million charged to the cost of our newbuilding program, for a total interest and other financing cost of $2.0 million for the same period of 2022. This increase is due to the increased amount of debt and increase in the weighted average benchmark rates of our bank loans in the current period compared to the same period of 2022.

For the three months ended December 31, 2023 the Company recognized a $1.0 million loss on its interest rate swap contract, comprising a $1.1 million unrealized loss from the mark-to-market valuation of our outstanding interest rate swaps and a $0.1 million of realized gain. For the three months ended December 31, 2022 the Company recognized a $0.2 million gain on its interest rate swap contracts, comprising a $0.04 million unrealized gain from the mark-to-market valuation of our outstanding interest rate swaps and a $0.2 million of realized gain.

Adjusted EBITDA1 for the fourth quarter of 2023 increased to $32.4 million compared to $22.9 million for the corresponding period in 2022.

Basic and diluted earnings per share for the fourth quarter of 2023 were $3.58 and $3.56 calculated on 6,908,581 and 6,943,912 basic and diluted weighted average number of shares outstanding, respectively, compared to basic and diluted earnings per share of $2.87 and $2.86, respectively, for the fourth quarter of 2022, calculated on 7,081,776 basic and 7,100,432 diluted weighted average number of shares outstanding.

Excluding the effect on the net income for the quarter of the unrealized (gain) / loss on derivatives, the amortization of fair value of below market time charters acquired and the vessel depreciation on the portion of the consideration of vessels acquired with attached time charters allocated to below market time charters, the adjusted earnings for the quarter ended December 31, 2023 would have been $3.62 and $3.61 per share basic and diluted, respectively, compared to adjusted earnings of $2.50 per share basic and diluted for the quarter ended December 31, 2022. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Full Year 2023 Results:

For the full year of 2023, the Company reported total net revenues of $189.4 million, representing a 3.6% increase, over total net revenues of $182.7 million during the twelve months of 2022, mainly as a result of the increased number of vessels owned and operated in the twelve months of 2023 compared to the corresponding period of 2022, partly offset by the lower average time charter equivalent rates earned in 2023. The Company reported a net income for the year of $114.5 million, as compared to a net income of $106.2 million for the twelve months of 2022. On average, 18.25 vessels were owned and operated during the twelve months of 2023 earning an average time charter equivalent rate of $29,714 per day compared to 17.12 vessels in the same period of 2022 earning on average $31,964 per day.

For the twelve months of 2023, voyage expenses amounted to $1.3 million, as compared to voyage expenses of $2.5 million in the same period of 2022. The increased amount of 2022 is mainly attributable to bunkers consumption by one of our vessels (M/V “Akinada Bridge”) that had suffered unrepaired damages and was consequently sold for scrap.

Vessel operating expenses for the twelve months of 2023 amounted to $42.0 million as compared to $37.7 million for the same period of 2022. This increase in vessel operating expenses is due to the higher average number of vessels operated by the Company in the twelve months of 2023 as compared to the same period of 2022 in addition to the increased crewing costs for our vessels compared to the same period of 2022, as well as due to inflationary increases, resulting in higher prices being paid for all the categories of vessel supplies.

Vessel depreciation for the twelve months of 2023 was $22.8 million compared to $18.5 million during the same period of 2022, due to the increased average number of vessels operating in 2023 as compared to the same period of 2022 and the fact that the two new vessels acquired at the end of May and June 2022 and the new-building vessels delivered in April and July 2023, have a higher average daily depreciation charge as a result of their higher acquisition price compared to the remaining vessels.

For the twelve months of 2023, the Company recorded an impairment charge of $13.8 million. The impairment was booked to reduce the carrying amount of a containership (M/V “Jonathan P”) to its estimated market value, since based on the Company’s impairment test results as of September 30, 2023 it was determined that its carrying amount was not recoverable.

Related party management fees for the twelve months of 2023 were $5.7 million compared to $4.9 million for the same period of 2022 as a result of the higher number of vessels in our fleet and the adjustment for inflation in the daily vessel management fee, effective from January 1, 2023, increasing it from 720 Euros to 775 Euros.

General and administrative expenses amounted to $4.7 million during the twelve months of 2023 as compared to $4.6 million in the last year. This increase is mainly attributable to the increased cost of our stock incentive plan.

Drydocking expenses amounted to $3.4 million (two vessels passed their special survey with drydock, one vessel passed its intermediate survey in water and another one entered into drydock for its special survey, that was completed within January 2024), compared to $9.5 million for the twelve months of 2022 (three vessels completed their intermediate survey in water, while five vessels passed their special survey with drydock).

In the twelve months of 2023, a gain on time charter agreements termination of $16.0 million was recognized in connection with the write-off of the outstanding balance of the attached time charter liability recognized as part of the acquisitions of two of our vessels in 2022, which was fully amortized in August 2023 due to the early termination of the respective attached time charter agreements. No such case existed in 2022.

The results of the Company for 2023 include a $5.2 million gain on sale of M/V “Akinada Bridge” that was completed in January 2023.

Finally, during the twelve months of 2023 and 2022, we had other operating income of $2.7 million and $1.6 million, respectively. The operating income for the year 2023 relates to loss of hire insurance for two of our vessels. The operating income for the period of 2022 relates to an “unrepaired damage” claim agreed with the hull and machinery underwriters and loss of hire insurance in relation to one of our vessels, partly offset by the settlement of accounts with charterers.

Interest and other financing costs for the twelve months of 2023 amounted to $6.4 million, after deducting capitalized interest of $3.4 million charged on the cost of our newbuilding program, for a total interest and other financing cost of $9.8 million, compared to $5.1 million for the same period of 2022, after deducting capitalized interest of $0.5 million charged on the cost of our newbuilding program, for a total interest and other financing cost of $5.6 million. This increase is due to the increased amount of debt and the increase in the weighted average benchmark rates of our bank loans in the current period compared to the same period of 2022. For the twelve months ended December 31, 2023 the Company recognized a $0.2 million gain on its interest rate swap contracts, comprising a $4.0 million unrealized loss from the mark-to-market valuation of its outstanding interest rate swap and a $4.2 million realized gain on three interest rate swaps, two of which were terminated early in the second quarter of 2023. For the twelve months ended December 31, 2022 the Company recognized a $4.4 million gain on its interest rate swap contracts, comprising a $4.2 million unrealized gain from the mark-to-market valuation of its outstanding interest rate swaps and a $0.2 million realized gain.

Adjusted EBITDA1 for the twelve months of 2023 increased to $123.6 million compared to $114.4 million during the twelve months of 2022, primarily as a result of higher revenues.

Basic and diluted earnings per share for the twelve months of 2023 were $16.53 and $16.52, calculated on 6,931,280 and 6,936,060 basic and diluted weighted average number of shares outstanding, respectively, compared to basic and diluted earnings per share of $14.79 and $14.78 for the twelve months of 2022, respectively, calculated on 7,181,561 basic and 7,190,107 diluted weighted average number of shares outstanding.

Excluding the effect on the net income for the year of unrealized (gain) / loss on derivatives, impairment loss, amortization of the below market time charters acquired, vessel depreciation on the portion of the consideration of vessels acquired with attached time charters allocated to below market time charters, the gain on time charter agreements termination and gain on sale of vessel (if any), the adjusted earnings for the year ended December 31, 2023 would have been $14.99 and $14.98 basic and diluted, respectively, compared to adjusted earnings of $13.23 and $13.21 per share basic and diluted, respectively. As previously mentioned, usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile as of February 21, 2024 is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
MARCOS V(*)	Intermediate	72,968	6,350	2005	TC until Dec-24 TC until Jul-25	$42,200 $15,000
SYNERGY BUSAN (*)	Intermediate	50,726	4,253	2009	TC until Aug-24	$25,000
SYNERGY ANTWERP (+)	Intermediate	50,726	4,253	2008	TC until Mar-24	$2 carrying empties, repositioning to her Drydock
SYNERGY OAKLAND (*)	Intermediate	50,787	4,253	2009	TC until May-26	$42,000
SYNERGY KEELUNG (*)	Intermediate	50,969	4,253	2009	TC until Apr-25	$23,000
EMMANUEL P(*)	Intermediate	50,796	4,250	2005	TC until Apr-25	$21,000
RENA P(*)	Intermediate	50,796	4,250	2007	TC until Apr-25	$21,000
EM KEA (*)	Feeder	42,165	3,100	2007	TC until May-26	$19,000
GREGOS (*)	Feeder	37,237	2,800	2023	TC until Apr-26	$48,000
TERATAKI(*)	Feeder	37,237	2,800	2023	TC until Jul-26	$48,000
TENDER SOUL (*)	Feeder	37,237	2,800	2024	TC until Oct-24	$17,000
EM ASTORIA (+)	Feeder	35,600	2,788	2004	TC until Feb-25	$20,000
EVRIDIKI G (*)	Feeder	34,677	2,556	2001	TC until Feb-25	$40,000
EM CORFU (*)	Feeder	34,654	2,556	2001	TC until Feb-25	$40,000
DIAMANTIS P (*)	Feeder	30,360	2,008	1998	TC until Oct-24	$27,000
EM SPETSES (*)	Feeder	23,224	1,740	2007	TC until Jul-24	$29,500
JONATHAN P (*)	Feeder	23,351	1,740	2006	TC until Sep-24	$26,662(**)
EM HYDRA (*)	Feeder	23,351	1,740	2005	TC until May-24	$15,000
JOANNA (*)	Feeder	22,301	1,732	1999	TC until Apr-24	$10,250
AEGEAN EXPRESS (*)	Feeder	18,581	1,439	1997	TC until Mar-24	$7,000
Total Container Carriers	20	777,749	61,661

Vessels under construction	Type	Dwt	TEU	To be delivered
LEONIDAS Z (H4237)	Feeder	37,237	2,800	Q2 2024
MONICA (H4248)	Feeder	22,262	1,800	Q2 2024
STEPHANIA K (H4249)	Feeder	22,262	1,800	Q2 2024
PEPI STAR (H4251)	Feeder	22,262	1,800	Q2 2024
DEAR PANEL (H4251)	Feeder	37,237	2,800	Q4 2024
SYMEON P (H4252)	Feeder	37,237	2,800	Q4 2024
Total under construction	6	178,497	13,800

Notes:

(*) TC denotes time charter. All dates listed are the earliest redelivery dates under each time charter unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

 (**) Rate is net of commissions (which are typically 5-6.25%)

    Summary Fleet Data:

	Three Months, Ended December 31, 2022	Three Months, Ended December 31, 2023	Twelve Months, Ended December 31, 2022	Twelve Months, Ended December 31, 2023
FLEET DATA
Average number of vessels (1)	18.00	19.00	17.12	18.25
Calendar days for fleet (2)	1,654.5	1,748.0	6,248.5	6,663.0
Scheduled off-hire days incl. laid-up (3)	121.4	25.9	294.4	25.9
Available days for fleet (4) = (2) - (3)	1,533.1	1,722.1	5,954.1	6,637.1
Commercial off-hire days (5)	-	-	5.3	28.9
Operational off-hire days (6)	75.2	1.7	93.6	62.7
Voyage days for fleet (7) = (4) - (5) - (6)	1,457.9	1,720.4	5,855.2	6,545.5
Fleet utilization (8) = (7) / (4)	95.1%	99.9%	98.3%	98.6%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	100.0%	99.9%	99.6%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	95.1%	99.9%	98.4%	99.1%

AVERAGE DAILY RESULTS (usd/day)
Time charter equivalent rate (11)	29,399	29,266	31,964	29,714
Vessel operating expenses excl. drydocking expenses (12)	6,938	7,037	6,816	7,163
General and administrative expenses (13)	999	895	732	712
Total vessel operating expenses (14)	7,937	7,932	7,548	7,875
Drydocking expenses (15)	2,008	1,287	1,521	506

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up, vessels committed for sale or vessels that suffered unrepaired damages, are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up, or vessels that were committed for sale or suffered unrepaired damages.

(4) Available days. We define available days as the Calendar days in a period net of scheduled off-hire days as defined above. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE, which is a non-GAAP measure, provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) We calculate daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by us by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. We compute TVOE as the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Daily drydocking expenses is calculated by us by dividing drydocking expenses by the fleet calendar days for the relevant period. Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:  Today, Wednesday, February 21, 2024 at 9:00 a.m. Eastern Standard Time, the Company's management will host a conference call to discuss the results.

Conference Call details:  Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Euroseas” to the operator and/or conference ID 13744700. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Audio webcast - Slides Presentation:  There will be a live and then archived webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website http://www.euroseas.gr and click on Company Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation for the fourth quarter ended December 31, 2023, will also be available in PDF format minutes prior to the conference call and webcast, accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended December 31,	Three Months Ended December 31,	Twelve Months Ended December 31,	Twelve Months Ended December 31,
	2022	2023	2022	2023

Revenues
Time charter revenue	44,445,295	50,692,045	189,630,465	195,779,495
Commissions	(1,559,382)	(1,633,099)	(6,936,221)	(6,422,112)
Net revenues	42,885,913	49,058,946	182,694,244	189,357,383

Operating expenses/ (income)
Voyage expenses	1,584,724	341,493	2,476,854	1,284,375
Vessel operating expenses	10,183,832	10,825,041	37,667,191	42,004,155
Drydocking expenses	3,322,008	2,250,067	9,506,675	3,373,648
Vessel depreciation	5,347,553	5,989,096	18,522,217	22,835,469
Related party management fees	1,295,268	1,475,730	4,920,063	5,720,831
Gain on sale of vessel	-	-	-	(5,158,370)
Impairment loss	-	-	-	13,832,716
General and administrative expenses	1,652,471	1,563,696	4,571,030	4,744,907
Other operating income	(1,960,000)	(1,081,282)	(1,610,000)	(2,727,114)
Gain on time charter agreements termination	-	-	-	(15,984,253)
Total operating expenses, net	21,425,856	21,363,841	76,054,030	69,926,364

Operating income	21,460,057	27,695,105	106,640,214	119,431,019

Other (expenses)/ income
Interest and other financing costs	(1,596,507)	(2,513,394)	(5,072,619)	(6,431,007)
Gain / (loss) on derivatives, net	236,490	(954,353)	4,355,657	178,128
Foreign exchange (loss) / gain	(13,186)	(1,462)	54,235	(33,634)
Interest income	248,765	498,657	267,429	1,404,773
Other expenses, net	(1,124,438)	(2,970,552)	(395,298)	(4,881,740)
Net income	20,335,619	24,724,553	106,244,916	114,549,279
Weighted average number of shares outstanding, basic	7,081,776	6,908,581	7,181,561	6,931,280
Earnings per share, basic	2.87	3.58	14.79	16.53
Weighted average number of shares outstanding, diluted	7,100,432	6,943,912	7,190,107	6,936,060
Earnings per share, diluted	2.86	3.56	14.78	16.52

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

December 31, 2022		December 31, 2023
ASSETS
Current Assets:
Cash and cash equivalents	25,845,333	58,613,304
Trade accounts receivable, net	572,961	2,037,940
Other receivables	5,515,311	2,276,116
Inventories	2,306,177	2,538,342
Restricted cash	2,193,173	2,994
Prepaid expenses	350,206	502,833
Derivatives	1,142,682	-
Asset held for sale	8,909,172	-
Due from related company	32,146	-
Total current assets	46,867,161	65,971,529

Fixed assets:
Vessels, net	216,570,426	267,626,155
Long-term assets:
Advances for vessels under construction	59,083,594	85,375,650
Restricted cash	3,400,000	5,700,000
Derivatives	2,669,244	-
Total assets	328,590,425	424,673,334

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Long-term bank loans, current portion	55,419,815	30,839,541
Trade accounts payable	5,160,068	5,746,510
Accrued expenses	1,756,383	1,865,615
Liability associated with asset held for sale	3,556,641	-
Accrued dividends	66,375	105,250
Derivatives	-	56,042
Deferred revenue	7,730,422	11,275,911
Due to related company	-	1,298,941
Total current liabilities	73,689,704	51,187,810
Long-term liabilities:
Long-term bank loans, net of current portion	51,812,086	99,161,871
Derivatives	-	168,138
Fair value of below market time charters acquired	34,933,438	7,580,306
Total long-term liabilities	86,745,524	106,910,315
Total liabilities	160,435,228	158,098,125
Shareholders’ equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 7,116,206 and 7,014,331 issued and outstanding, respectively)	213,486	210,430
Additional paid-in capital	260,539,222	258,434,237
(Accumulated deficit) / Retained earnings	(92,597,511)	7,930,542
Total shareholders’ equity	168,155,197	266,575,209
Total liabilities and shareholders' equity	328,590,425	424,673,334

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Twelve Months Ended December 31, 2022	Twelve Months Ended December 31, 2023

Cash flows from operating activities:
Net income	106,244,916	114,549,279
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	18,522,217	22,835,469
Impairment loss	-	13,832,716
Amortization and write off of deferred charges	342,861	475,511
Share-based compensation	951,385	1,083,414
Gain on sale of vessel	-	(5,158,370)
Amortization of fair value of below market time charters acquired	(10,827,595)	(11,368,879)
Gain on time charter agreements termination	-	(15,984,253)
Unrealized (gain) / loss on derivatives	(4,223,839)	4,036,107
Changes in operating assets and liabilities	3,072,626	5,706,131
Net cash provided by operating activities	114,082,571	130,007,125

Cash flows from investing activities:
Cash paid for vessels under construction	(50,866,784)	(111,475,509)
Cash paid for vessel acquisitions including attached time charter agreements and vessel improvements	(38,223,094)	(817,740)
Net proceeds and advances from sale of vessels	3,556,641	10,100,598
Net cash used in investing activities	(87,133,076)	(102,192,651)

Cash flows from financing activities:
Cash paid for share repurchase	(5,026,746)	(3,145,435)
Dividends paid	(10,804,879)	(13,982,351)
Loan arrangement fees paid	(115,500)	(731,000)
Offering expenses paid	(27,633)	(102,896)
Proceeds from long- term bank loans	19,250,000	92,000,000
Repayment of long-term bank loans	(30,284,460)	(68,975,000)
Net cash (used in) / provided by financing activities	(27,009,218)	5,063,318

Net (decrease) / increase in cash, cash equivalents and restricted cash	(59,723)	32,877,792
Cash, cash equivalents and restricted cash at beginning of year	31,498,229	31,438,506
Cash, cash equivalents and restricted cash at end of year	31,438,506	64,316,298

  Cash breakdown

Cash and cash equivalents	25,845,333	58,613,304
Restricted cash, current	2,193,173	2,994
Restricted cash, long term	3,400,000	5,700,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	31,438,506	64,316,298

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to Net Income

(All amounts expressed in U.S. Dollars)

	Three Months Ended December 31, 2022	Three Months Ended December 31, 2023	Twelve Months Ended December 31, 2022	Twelve Months Ended December 31, 2023
Net income	20,335,619	24,724,553	106,244,916	114,549,279
Interest and other financing costs, net (incl. interest income)	1,347,742	2,014,737	4,805,190	5,026,234
Vessel depreciation	5,347,553	5,989,096	18,522,217	22,835,469
Impairment loss	-	-	-	13,832,716
Gain on sale of vessel	-	-	-	(5,158,370)
Gain on time charter agreements termination	-	-	-	(15,984,253)
Amortization of fair value of below market time charters acquired	(3,881,904)	(1,245,312)	(10,827,595)	(11,368,879)
(Gain) / loss on interest rate swap derivatives, net	(236,490)	954,353	(4,355,657)	(178,128)
Adjusted EBITDA	22,912,520	32,437,427	114,389,071	123,554,068

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net income before interest and other financing costs, income taxes, depreciation, impairment loss, gain on interest rate swap derivatives, net, gain on sale of vessel, gain on time charter agreements termination and amortization of fair value of below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and liquidity position and because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of financial costs, gain / loss on interest rate swaps, gain on sale of vessel, gain on time charter agreements termination, depreciation, impairment loss and amortization of below market time charters acquired. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Adjusted net income to Net income

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended December 31, 2022	Three Months Ended December 31, 2023	Twelve Months Ended December 31, 2022	Twelve Months Ended December 31, 2023
Net income	20,335,619	24,724,553	106,244,916	114,549,279
Unrealized (gain) / loss on derivatives	(41,348)	1,049,604	(4,223,839)	4,036,107
Impairment loss	-	-	-	13,832,716
Gain on sale of vessel	-	-	-	(5,158,370)
Gain on time charter agreements termination	-	-	-	(15,984,253)
Amortization of fair value of below market time charters acquired	(3,881,904)	(1,245,312)	(10,827,595)	(11,368,879)
Vessel depreciation on the portion of the consideration of vessels acquired with attached time charters allocated to below market time charters	1,307,189	505,804	3,818,979	4,004,558
Adjusted net income	17,719,556	25,034,649	95,012,461	103,911,158
Adjusted earnings per share, basic	2.50	3.62	13.23	14.99
Weighted average number of shares, basic	7,081,776	6,908,581	7,181,561	6,931,280
Adjusted earnings per share, diluted	2.50	3.61	13.21	14.98
Weighted average number of shares, diluted	7,100,432	6,943,912	7,190,107	6,936,060

Adjusted net income and Adjusted earnings per share Reconciliation:

Euroseas Ltd. considers Adjusted net income to represent net income before unrealized (gain) / loss on derivatives, gain on sale of vessel, gain on time charter agreements termination, amortization of below market time charters acquired, impairment loss and vessel depreciation on the portion of the consideration of vessels acquired with attached time charters allocated to below market time charters. Adjusted net income and Adjusted earnings per share are included herein because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of the aforementioned items, which may significantly affect results of operations between periods.

Adjusted net income and Adjusted earnings per share do not represent and should not be considered as an alternative to net income or earnings per share, as determined by GAAP. The Company's definition of Adjusted net income and Adjusted earnings per share may not be the same as that used by other companies in the shipping or other industries. Adjusted net income and Adjusted earnings per share are not adjusted for all noncash income and expense items that are reflected in our statement of cash flows.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 20 vessels, including 13 Feeder containerships and 7 Intermediate containerships. Euroseas 20 containerships have a cargo capacity of 61,661 teu. After the delivery of six feeder containership newbuildings in 2024, Euroseas’ fleet will consist of 26 vessels with a total carrying capacity of 75,461 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com